FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

15 March 2022

Notification of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs")

1.   Annual Incentive awards (Performance Year 2016)

Deferred awards (the "Awards") of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company") were granted in 2017 as a part of variable pay for the performance year ended 31 December 2016.

On 14 March 2022, tranches of the Awards granted in 2017 vested and the following transactions took place in London:

Directors

Name	Additional Shares issued in lieu of the second interim dividend for 20211	Total number of Shares vested	Number of Shares sold at £4.877169 per Share2
Noel Quinn	455	18,229	8,568

Other PDMRs

Name	Additional Shares issued in lieu of the second interim dividend for 20211	Total number of Shares vested	Number of Shares sold at £4.877169 per Share2
Colin Bell	338	13,536	6,362
Pam Kaur	348	13,921	6,543
Nuno Matos	324	12,969	4,223
Stephen Moss	379	15,175	5,551
Surendra Rosha	259	10,369	1,556
Ian Stuart	297	11,864	5,577

1 At US$7.02255 per Share, being the average closing price of the Company's Shares on the London Stock Exchange for the five business days between 23 February and 1 March 2022, converted into USD. The additional Shares are included in the 'Total number of Shares vested' number.
2 Includes shares sold to cover withholding tax.

The PDMRs are required to retain a number of Shares equivalent in value to those that vested under the Awards (net of tax liabilities) for six months from the original vesting date.

2.   Annual Incentive awards (Performance Year 2018)

Deferred awards (the "Awards") of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company") were granted in 2019 as a part of variable pay for the performance year ended 31 December 2018.

On 14 March 2022, tranches of the Awards granted in 2019 vested and the following transactions took place in London:

Directors

Name	Total number of Shares vested	Number of Shares sold at £4.877169 per Share1
Noel Quinn3	28,117	13,215
Ewen Stevenson3	48,397	22,747

Other PDMRs

Name	Total number of Shares vested	Number of Shares sold at £4.877169 per Share1
Colin Bell3	18,683	8,781
Greg Guyett3	34,337	16,139
Pam Kaur3	18,655	8,768
Nuno Matos3	26,003	8,933
Stephen Moss2	17,082	5,306
Barry O'Byrne2	9,754	3,801
Surendra Rosha2	11,079	1,662
Ian Stuart3	16,864	7,926

1 Includes shares sold to cover withholding tax.
2 Required to retain a number of Shares equivalent in value to those that vested under the Awards (net of tax liabilities) for six months from the original vesting date.
3 Required to retain a number of Shares equivalent in value to those that vested under the Awards (net of tax liabilities) for twelve months from the original vesting date.

3.   Replacement Awards

On 14 March 2022, deferred replacement awards (the "Replacement Awards") of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company") that were granted to PDMRs as a result of their HSBC appointments vested and the following transactions took place in London:

Directors

Name	Total number of Shares vested	Number of Shares sold at £4.877169 per Share1
Ewen Stevenson2	39,183	18,416
Ewen Stevenson3	35,576	16,721

Other PDMRs

Name	Total number of Shares vested	Number of Shares sold at £4.877169 per Share1
Michael Roberts4	53,878	27,505
Michael Roberts5	60,096	30,679

1 Includes shares sold to cover withholding tax.
2 The second tranche of the 28 May 2019 Replacement Award for Performance Year 2016. A six-month retention period will apply.
3 The second tranche of the 28 May 2019 Replacement Award for Performance Year 2017. A twelve-month retention period will apply.
4 The final tranche of the 11 November 2019 Replacement Award for Performance Year 2017.
5 The third tranche of the 11 November 2019 Replacement Award for Performance Year 2018.

For the purpose of the below disclosures, the value of the awards which vested on 14 March 2022 has been calculated using the closing Share price on the London Stock Exchange on 11 March 2022 of £4.7965.

The following disclosures are made in accordance with the UK version of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Noel Quinn

2 - Reason for the notification

Position/status			Group Chief Executive

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-03-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$7.02	455	US$3,195.26
		Aggregated	US$7.023	455	US$3,195.26

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-03-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£4.80	46,346	£222,298.59
		Aggregated	£4.796	46,346	£222,298.59

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-03-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.88	21,783	£106,239.37
		Aggregated	£4.877	21,783	£106,239.37

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Ewen Stevenson

2 - Reason for the notification

Position/status			Group Chief Financial Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-03-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011 and Replacement Awards			Price	Volume	Total
			£4.80	123,156	£590,717.75
		Aggregated	£4.796	123,156	£590,717.75

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-03-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.88	57,884	£282,310.05
		Aggregated	£4.877	57,884	£282,310.05

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Colin Bell

2 - Reason for the notification

Position/status			Chief Executive, HSBC Bank plc and HSBC Europe

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-03-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$7.02	338	US$2,373.62
		Aggregated	US$7.023	338	US$2,373.62

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-03-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£4.80	32,219	£154,538.43
		Aggregated	£4.796	32,219	£154,538.43

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-03-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.88	15,143	£73,854.97
		Aggregated	£4.877	15,143	£73,854.97

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Greg Guyett

2 - Reason for the notification

Position/status			Co-Chief Executive, Global Banking and Markets

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-03-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£4.80	34,337	£164,697.42
		Aggregated	£4.796	34,337	£164,697.42

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-03-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.88	16,139	£78,712.63
		Aggregated	£4.877	16,139	£78,712.63

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Pam Kaur

2 - Reason for the notification

Position/status			Group Chief Risk and Compliance Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-03-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$7.02	348	US$2,443.85
		Aggregated	US$7.023	348	US$2,443.85

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-03-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£4.80	32,576	£156,250.78
		Aggregated	£4.796	32,576	£156,250.78

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-03-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.88	15,311	£74,674.33
		Aggregated	£4.877	15,311	£74,674.33

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Nuno Matos

2 - Reason for the notification

Position/status			Chief Executive, Wealth and Personal Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-03-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$7.02	324	US$2,275.31
		Aggregated	US$7.023	324	US$2,275.31

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-03-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£4.80	38,972	£186,929.20
		Aggregated	£4.796	38,972	£186,929.20

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-03-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.88	13,156	£64,164.04
		Aggregated	£4.877	13,156	£64,164.04

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Stephen Moss

2 - Reason for the notification

Position/status			Regional Chief Executive, Middle East, North Africa and Turkey

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-03-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$7.02	379	US$2,661.55
		Aggregated	US$7.023	379	US$2,661.55

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-03-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£4.80	32,257	£154,720.70
		Aggregated	£4.796	32,257	£154,720.70

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-03-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.88	10,857	£52,951.42
		Aggregated	£4.877	10,857	£52,951.42

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Barry O'Byrne

2 - Reason for the notification

Position/status			Chief Executive, Global Commercial Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-03-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£4.80	9,754	£46,785.06
		Aggregated	£4.796	9,754	£46,785.06

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-03-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.88	3,801	£18,538.12
		Aggregated	£4.877	3,801	£18,538.12

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Michael Roberts

2 - Reason for the notification

Position/status			Chief Executive, HSBC USA and Americas

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-03-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the Replacement Awards			Price	Volume	Total
			£4.80	113,974	£546,676.29
		Aggregated	£4.796	113,974	£546,676.29

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-03-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.88	58,184	£283,773.20
		Aggregated	£4.877	58,184	£283,773.20

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Surendra Rosha

2 - Reason for the notification

Position/status			Co-Chief Executive Officer, Asia Pacific - The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-03-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$7.02	259	US$1,818.84
		Aggregated	US$7.023	259	US$1,818.84

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-03-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£4.80	21,448	£102,875.33
		Aggregated	£4.796	21,448	£102,875.33

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-03-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.88	3,218	£15,694.73
		Aggregated	£4.877	3,218	£15,694.73

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Ian Stuart

2 - Reason for the notification

Position/status			Chief Executive, HSBC UK Bank plc

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-03-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$7.02	297	US$2,085.70
		Aggregated	US$7.023	297	US$2,085.70

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-03-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£4.80	28,728	£137,793.85
		Aggregated	£4.796	28,728	£137,793.85

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-03-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.88	13,503	£65,856.41
		Aggregated	£4.877	13,503	£65,856.41

For any queries related to this notification, please contact:

Bayo Adeyeye
Corporate Governance & Secretariat
+44 (0) 203 359 2160

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 15 March 2022